U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
UNDER THE SECURITIES EXCHANGE ACT OF 1934

EMC Metals Corp.
(Name of Issuer)

Common Shares
(Title of Class of Securities)

268665106
(CUSIP Number)

December 31, 2013
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule if filed:

[ ] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[X] Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 268665106

(1)	Names of Reporting Persons

Willem Duyvesteyn

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) [ ]

(b) [ ]

(3)	SEC Use Only

(4)	Citizenship or Place of Organization

United States

Number of Shares Beneficially Owned by Each Reporting Person With:

(5)	Sole Voting Power: 16,490,026 common shares*

(6)	Shared Voting Power: 9,518,693 common shares

(7)	Sole Dispositive Power: 16,490,026 common shares*

(8)	Shared Dispositive Power: 9,518,693 common shares

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person

26,008,719 common shares*

*Includes 1,600,000 stock options and a convertible note convertible into 2,000,000 common shares.

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

[ ]

(11)	Percent of Class Represented by Amount in Row (9)

15.4%

(12)	Type of Reporting Person (See Instructions)

IN

CUSIP No.: 268665106

(1)	Names of Reporting Persons

I.R.S. Identification Nos. of Above Persons (entities only)

Irene Duyvesteyn

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)

(c) [ ] (d) [ ]

(3)	SEC Use Only

(4)	Citizenship or Place of Organization

United States

Number of Shares Beneficially Owned by Each Reporting Person With:

(5)	Sole Voting Power:

(6)	Shared Voting Power: 9,518,693 common shares*

(7)	Sole Dispositive Power:

(8)	Shared Dispositive Power: 9,518,693 common shares*

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person

9,518,693 common shares*

*Willem Duyvesteyn, Irene Duyvesteyn’s spouse, has dispositive and voting power over these shares.

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
[ ]

(11)	Percent of Class Represented by Amount in Row (9)

5.8%

(12)	Type of Reporting Person (See Instructions)

IN

Item 1

1(a)	Name of Issuer:

EMC Metals Corp.

1(b)	Address of Issuer’s Principal Executive Offices:

1430 Greg Street, Suite 501
Sparks, NV 89431

Item 2

2(a)	Name of Person Filing:

Willem Duyvesteyn and Irene Duyvesteyn.

2(b)	Address or Principal Business Office or, if none, Residence:

2200 Del Monte Lane
Reno, NV 89511

2(c)	Citizenship:

United States

2(d)	Title of Class of Securities:

Common Shares

2(e)	CUSIP No.:

268665106

Item 3

If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

a.	[ ]	Broker or dealer registered under Section 15 of the Act;
b.	[ ]	Bank as defined in Section 3(a)(6);
c.	[ ]	Insurance company as defined in Section 3(a)(19) of the Act;
d.	[ ]	Investment company registered under Section 8 of the Investment Company Act of 1940;
e.	[ ]	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
f.	[ ]	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
g.	[ ]	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
h.	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
i.	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
j.	[ ]	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4. Ownership

Provide the following regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

Willem Duyvesteyn

a.	Amount Beneficially Owned: 26,008,719 common shares*

b.	Percent of class: 15.3%

c.	Number of shares as to which such person has:

	i.	Sole power to vote or to direct the vote: 16,490,026 common shares*

	ii.	Shared power to vote or to direct the vote: 9,518,693 common shares

	iii.	Sole power to dispose or to direct the disposition of: 16,490,026 common shares*

	iv.	Shared power to dispose or to direct the disposition of: 9,518,693 common shares

*Includes 1,600,000 stock options and a convertible note convertible into 2,000,000 common shares.

Irene Duyvesteyn

a.	Amount Beneficially Owned: 9,518,693 common shares*

b.	Percent of class: 5.8%

c.	Number of shares as to which such person has:

	i.	Sole power to vote or to direct the vote:

	ii.	Shared power to vote or to direct the vote: 9,518,693 common shares*

	iii.	Sole power to dispose or to direct the disposition of:

	iv.	Shared power to dispose or to direct the disposition of: 9,518,693 common shares*

*Willem Duyvesteyn, Irene Duyvesteyn’s spouse, has dispositive and voting power over these shares.

Item 5

Ownership of 5 Percent or Less of a Class. If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [ ].

Item 6. Ownership of More than 5 Percent on Behalf of Another Person

N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

N/A

Item 8. Identification and Classification of Members of the Group

N/A

Item 9. Notice of Dissolution of Group.

N/A

Item 10. Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 11, 2014
Date

By:	/s/ Willem Duyvesteyn
WILLEM DUYVESTEYN

By:	/s/ Irene Duyvestyen
IRENE DUYVESTEYN

EXHIBITS

99.1	Joint Filing Agreement

Exhibit 99.1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, each of the undersigned Reporting Persons hereby agrees to the joint filing, along with all other such Reporting Persons, on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the common shares of EMC Metals Corp., and that this Agreement be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, each of the undersigned hereby executes this Agreement as of this 11th day of February, 2014.

By:	/s/ Willem Duyvesteyn
WILLEM DUYVESTEYN

By:	/s/ Irene Duyvesteyn
IRENE DUYVESTEYN